Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2008

	Three Months Ended
	December 31
	2008	2007
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$123,902	$121,599
Add:
Portion of rents representative of the interest factor	1,771	1,725
Interest on debt & amortization of debt expense	38,991	36,817

Income as adjusted	$164,664	$160,141

Fixed charges:
Interest on debt & amortization of debt expense (1)	$38,991	$36,817
Capitalized interest (2)	718	612
Rents	5,312	5,176
Portion of rents representative of the interest factor (3)	1,771	1,725

Fixed charges (1)+(2)+(3)	$41,480	$39,154

Ratio of earnings to fixed charges	3.97	4.09